

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2014

Via E-mail
Yuval Cohen, Ph.D.
Chief Executive Officer
Corbus Pharmaceuticals Holdings, Inc.
100 River Ridge Drive
Norwood, MA 02062

      Re: **Corbus Pharmaceuticals Holdings, Inc.**
           Amendment No. 1 to Draft Registration Statement on Form S-1
           Submitted August 12, 2014
           CIK No. 0001595097

Dear Dr. Cohen:

We have reviewed your amended confidential draft registration statement and response letter dated August 12, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary
Our Pipeline, page 3

1. We note your response to our prior comment 7 and your revised disclosure indicating you intend to rely on data from Phase 1 trials conducted by another company to launch directly into Phase 2 clinical studies for scleroderma and cystic fibrosis. Please tell us how you are able to rely on results from studies conducted by another company in order to advance Resunab into Phase 2. Separately, please disclose whether you have had or plan to have any discussion with the FDA regarding this development plan prior to filing an IND for Resunab. If there is a possibility that the FDA might require you to conduct your own Phase 1 safety studies, or if there are any other regulatory risks that stem from not conducting Phase 1 safety studies, you should disclose the risks here and elsewhere as applicable.

Business
Human Clinical Results to Date, page 48

2. We note your response to our prior comment 15 and revised disclosure on page 48.
    Please disclose, to the extent known to you, why Indevus Pharmaceuticals elected not to
    continue with further clinical trials of Resunab and terminated the license.

3. We note your response to our prior comment 16 and your revised disclosure on page 48.
    Please disclose your definition of "clinically significant" as applied to the adverse events
    observed and disclose what the adverse events were.

4. We note your response to our prior comment 17 and revised disclosure on page 48 that
    "greater than 10% of all subjects" experienced the relevant treatment-emergent adverse
    events in the single and multiple dose stages. You should disclose the exact number of
    patients that experienced each type of adverse event and the severity of the events (e.g.,
    mild, moderate, severe, etc.).

Intellectual Property, page 51

5. It appears, based on your revised disclosure on page 51, that you have only one issued
    patent for Resunab relating to method of use. However, you state at the beginning of this
    section that you "own all of the intellectual property related to the composition and uses
    of Resunab." This statement could imply that you have other issued patents, including a
    composition of matter patent. If you have other such issued patents, please discuss their
    nature, the protection afforded, the applicable jurisdiction, and date of expiration.
    Alternately, please revise to remove any suggestion that you currently own more than one
    issued patent.

6. Please disclose the date of expiration for your issued patent covering the use of Resunab
    to treat interstitial cystitis.

Selling Stockholders, page 79

7. We note your response to our prior comment 26 indicating that your plan of distribution
    contains disclosure stating that selling stockholders "may be deemed" underwriters. It
    appears that several of the selling stockholders, including Mr. Friefeld, Mr. Cates, Mr.
    Blitz, Mr. Janssen, and Mr. MacLean, are broker-dealers. As we noted, registration
    statement registering the resale of shares offered by broker-dealers must identify the
    broker-dealers as underwriters if the shares were not issued as underwriting
    compensation. It is not sufficient to disclose that broker-dealers "may be deemed"
    underwriters. Please revise your disclosure to identify all selling stockholders who are
    also broker-dealers as underwriters.

Financial Statements for the Six Months Ended June 30, 2014
1. Significant Accounting Policies, page F-7

8. You disclose on pages F-6 and F-13 that you issued a significant number of warrants in the six months ended June 30, 2014. Please provide the following information:

    - Clarify in the filing all the significant terms of the warrants issued and the accounting treatment.
    - Explain to us the differences in terms governing the Replacement Warrants as compared to the warrants previously held by the Corbus shareholders. Tell us why the replacement warrants were not accounted for as derivatives.
    - You disclose on page F-9 that certain warrants are recorded as liabilities and valued based on the Black Scholes method at June 30, 2014. Please tell us which warrants are recorded as liabilities and why. Also tell us why using the Black Scholes method is appropriate.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Frank Wyman at (202) 551-3660 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.


Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director


cc: Via E-Mail
        Steven M. Skolnick, Esq.
        Lowenstein Sandler LLP